11016551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing
Section

MAR 01 2011

Washington, DC
110

SEC FILE NUMBER
8-51750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MILLER TABAK + CO., LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
331 MADISON AVENUE
(No. and Street)

NEW YORK (City) **NY** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES LEVINE **(212) 370-0040**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE (Address) **NEW YORK** (City) **NY** (State) **10017** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **JEFFREY D. MILLER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MILLER TABAK + CO., LLC**, as of **DECEMBER 31, 2010,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER OF MANAGING MEMBER
Title

LOIS E. TORRES
Notary Public, State of New York
No. 31-4845964
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires 01-31-2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SEC Mail Processing
Section

MAR 01 2011

Washington, DC
110

Miller Tabak + Co., LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2010

Miller Tabak + Co., LLC
(A Limited Liability Company)
December 31, 2010

Contents

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

Independent Auditors' Report

To the Members of
Miller Tabak + Co., LLC

We have audited the accompanying statement of financial condition of Miller Tabak + Co., LLC (a limited liability company) (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We did not audit the statement of financial condition of Miller Tabak Roberts Securities, LLC ("MTR"), a 23.8%-owned affiliate, the investment in which, as discussed in Note 6 to the statement of financial condition, is accounted for by the equity method of accounting. The investment in MTR was approximately 10% of the Company's total assets as of December 31, 2010. The statement of financial condition of MTR was audited by other auditors whose report has been furnished to us, and our opinion on the Company's statement of financial condition, insofar as it relates to the amounts included for MTR, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit of the statement of financial condition and the report of the other auditors, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Miller Tabak + Co., LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2011

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Miller Tabak + Co., LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2010
(In Thousands)

Assets		
Cash	$	1,297
Due from brokers and dealers		13,342
Securities owned, at fair value		4,733
Investments in affiliates		2,343
Furniture, fixtures and leasehold improvements, at cost, less accumulated depreciation and amortization of $6,272		734
Other assets		1,665
TOTAL ASSETS	$	24,114
Liabilities and Members' Equity		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	11,688
Accrued expenses and other liabilities		3,112
Total liabilities		14,800
Commitments and contingencies (Notes 7, 9, and 11)		
Members' equity:		
Members' equity before related receivables		11,848
Less: receivables from members		(2,534)
Total members' equity		9,314
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	24,114

See accompanying notes to statement of financial condition.

1. Organization and Operations

Miller Tabak + Co., LLC (the "Company"), a New York limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered with the SEC as an investment advisor. In addition, the Company is registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association.

The Company effects trades in equities, fixed-income instruments, options, and futures, both on a proprietary basis and on behalf of its customers, which include both institutions and individuals. The Company clears its transactions on a fully disclosed basis through J.P. Morgan Clearing Corp. and Pershing, LLC. In addition, the Company performs investment services for institutional clients, including consulting and research.

At December 31, 2010, Jeffco Management LLC ("Jeffco"), the Managing Member of the Company, had a 51% and 49%, respectively, membership interest in the Company before deducting receivables from members of the Company. At December 31, 2010, MTH Holdings, Inc. ("Holdings"), a New York corporation and an affiliate of the Company, had a 30% and 28%, respectively, interest in the total members' equity before deducting receivables from members. The percentages of members' equity take into account the Managing Member's good faith estimate of the fair value of the Company's investment in Miller Tabak Roberts Securities, LLC ("MTR").

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, unless a member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from these estimates.

Securities owned and securities sold, not yet purchased are recorded at market value. Market value is generally based on the last sales price as of the end of the year or, if such security did not trade on such day, the most recent sales price in which a sales transaction was reported by a major securities exchange. In the absence of quoted values or when quoted values are not deemed to be representative of market values, securities are valued at fair value by management considering appropriate information available at the time. Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from these estimates.

Investments in affiliates represents equity interests in operating entities and are reflected in the statement of financial condition based on the equity method of accounting.

(In Thousands)

2. Summary of Significant Accounting Policies (Continued)

Depreciation is calculated using the straight-line method over the estimated useful lives of furniture and fixtures owned. Leasehold improvements are amortized using the straight-line method over the shorter of the minimum lease term or the estimated useful lives of the related assets.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

3. Due from Brokers and Dealers

Due from brokers and dealers primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions, and deposits with the clearing brokers. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned, although at December 31, 2010, the Company had no margin debt.

4. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") and the CFTC's Regulation 1.17, which specify, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Method permitted by the Rule. Under this alternative, the Company's minimum net capital requirement is equal to the greater of 2% of aggregate debit items, as defined, or $250. At December 31, 2010, the Company had net capital of $4,004, which exceeded required net capital by $3,754.

The Company is permitted to operate pursuant to SEC Rule 15c3-1(a)(6), which allows the Company to maintain a liquidating equity, as defined, with its clearing broker for certain securities in which the Company is a market maker. Pursuant to the agreement with the clearing broker, the Company has the option to utilize the equity maintained at the clearing broker in lieu of regular haircuts. For the year ended December 31, 2010, the Company did not elect to

(In Thousands)

4. Net Capital (Continued)

qualify any securities under this rule.

Certain advances, distributions and other equity withdrawals are subject to notification and restriction provisions of the Rule.

5. Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements*. This update amends FASB ASC 820, *Fair Value Measurements and Disclosures*, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for interim and annual reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010, beginning with the first interim period. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and will adopt certain other provisions on January 1, 2011.

Pursuant to FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

> Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
>
> Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for

(In Thousands)

5. Fair Value Measurements (Continued)

the underlying financial instrument, as well as other relevant economic measures.If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The following table presents the Company's financial assets and liabilities required to be measured at fair value on a recurring basis as of December 31, 2010:

	Fair Value Measurements at December 31, 2010			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned, at fair value:				
Listed equity securities	$ 2,926	$ -	$ -	$ 2,926
Listed options	1,308	-	-	1,308
Affiliated equity fund	-	499	-	499
Other assets:				
Privately held equity securities	-	-	100	100
Total assets	$ 4,234	$ 499	$ 100	$ 4,833
Liabilities:				
Securities sold, not yet purchased, at fair value:				
Listed equity securities	$ 10,756	$ -	$ -	$ 10,756
Listed options	932	-	-	932
Total liabilities	$ 11,688	$ -	$ -	$ 11,688

Listed equity securities, both long and short positions, are valued at the closing price reported on the active market on which the individual securities are traded.

Listed options, both long and short positions, are derivatives that are actively traded and are valued based on quoted prices on the active on which the individual options trade.

The Company's investment in the affiliated equity fund is categorized within Level 2 of the fair value hierarchy. The valuation is determined by observable inputs that reflect published net asset values.

The Company's investment in the equity securities of another privately-held entity ($100) is within Level 3 of the fair value hierarchy and is valued at fair value as determined by management. At December 31, 2010, this valuation approximated cost.

(In Thousands)

5. Fair Value Measurements (Continued)

The following table presents a reconciliation of beginning and ending balances of the fair value measurements using a significant unobservable inputs (Level 3) for the year ended December 31, 2010:

Balance - beginning	$	100
Additions and deletions		-
Balance - ending	$	100

See Note 7 for additional information regarding the Company's derivative instruments (listed options).

6. Investments in Affiliates

Miller Tabak Roberts Securities, LLC

MTR is a registered broker-dealer with the SEC and is also a member of FINRA. The Company's investment in MTR amounted to $2,327 at December 31, 2010. The Company's membership interest represents a 23.8% interest in MTR for 2010.

Financial information about MTR is summarized below:

Assets	$	19,478
Liabilities	$	10,049
Net Income	$	3,935

Bear Measurisk, LLC

The Company owned Measurisk, LLC, which was acquired in 2003. In February 2004, the Company exchanged this interest for a 20% interest in Bear Measurisk, LLC ("Bear").

The Company's 20% investment in Bear amounted to $199 at December 31, 2009. During 2010, the members of Bear sold their interests in this entity.

7. Derivatives

The Company has adopted the disclosures regarding derivative activities of FASB ASC 815, *Derivatives and Hedging*. In the normal course of its business, the Company may enter into derivative contracts for trading purposes. The derivative contracts that the Company holds or sells are equity options.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

(In Thousands)

7. Derivatives (Continued)

The Company has elected to use the disclosure option codified in FASB ASC 815 as set forth in the following paragraphs.

As of December 31, 2010, the gross contractual or notional amounts of derivative financial instruments used for trading purposes are as follows:

	Securities owned, at fair value		Securities sold, not yet purchased, at fair value	
	Fair value	Notional amount	Fair value	Notional amount
2010	$ 1,308	$ 122,852	$ 932	$ 44,315

Fair values of derivative contracts in an asset position are included in "Securities owned, at fair value" in the statement of financial condition. Fair values of derivative contracts in a liability position are included in "Securities sold, not yet purchased, at fair value" in the statement of financial condition. Note 5 contains other information regarding the Company's derivative instruments.

8. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

The Company trades various financial instruments and enters into various investment activities with off-balance-sheet risk, including securities sold, not yet purchased and written option contracts.

Securities sold, not yet purchased are recorded as liabilities in the statements of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statements of financial condition.

The Company is also engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability and is included in "Securities sold, not yet purchased" in the statements of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current market value. At December 31, 2010, the fair value of options purchased and sold are included in "Securities owned" and "Securities sold, not yet purchased," respectively, in the statement of financial condition.

The Company continuously monitors its transactions with off-balance-sheet risk and typically covers written options or securities sold, not yet purchased with the underlying security or an off-setting option to reduce potential loss due to changes in the market value.

Substantially all of the Company's cash is held in accounts at a major financial institution and is, therefore, subject to the credit risk of the financial institution.

Substantially all of the Company's amounts due from brokers and dealers and securities owned are held at its clearing brokers and are, therefore, subject to the credit risk of the clearing brokers.

(In Thousands)

8. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk (Continued)

The Company has agreed to indemnify its clearing brokers for losses that they may sustain from customer accounts introduced by the Company. Pursuant to the clearing agreements, the Company is required to reimburse the clearing brokers without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing brokers for the customer accounts at December 31, 2010.

9. Related Party Transactions

At December 31, 2010, equity notes receivable from members total $626 and bear interest at 4%. Other amounts of $1,908 at December 31, 2010, which are also due from members, bear interest at the broker call rate and include advances made to Holdings and the members of Jeffco. Members' equity is reported net of related receivables from members in the accompanying statement of financial condition.

The Company is the majority holder of shares in Miller Tabak Healthcare Transformation Fund, Inc. (the "Fund"). Miller Tabak Asset Advisors, LLC, a wholly owned subsidiary, serves as the Investment Advisor to the Fund. As the Advisor, the Company has agreed to absorb expenses of the Fund to ensure that total operating expenses, as defined, do not exceed 2.25% of average daily net assets of the Fund.

10. Income Taxes

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to the New York City Unincorporated Business Tax. With few exceptions, the Company is no longer subject to federal, state or local tax examination by taxing authorities for years before 2007.

11. Commitments and Contingencies

The Company is obligated under noncancelable operating leases, which are primarily for its office facilities. The lease terms will end in 2021. At December 31, 2010, the approximate future minimum payments on non-cancelable operating leases are as follows:

Year ending December 31,		
2011	$	524
2012		759
2013		718
2014		704
2015		701
Thereafter		2,800
Total	$	6,206

The Company was contingently liable on certain operating leases assigned to MTR. The lease agreement has been renewed effective March 1, 2011, without further responsibility for MTR's lease.

11. Commitments and Contingencies (Continued)

As more fully described in Note 9, the Company has agreed to absorb expenses related to an affiliated fund in which a subsidiary serves as a investment advisor.

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2010, various legal proceedings are pending against the Company. While the ultimate outcome of the proceedings cannot be predicted with certainty, management believes that the aggregate liability which may result from these proceedings will not be material to the Company's financial position or operating results.